UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ODYSSEY RE HOLDINGS CORP.
(Name of Subject Company (issuer))
FAIRFAX FINANCIAL HOLDINGS LIMITED
(Names of Filing Persons (offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
67612W108
(CUSIP Number of Class of Securities)

Eric P. Salsberg
Vice President, Corporate Affairs
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario, Canada M5J 2N7
(416) 367-4941
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
Christopher J. Cummings
Adam M. Givertz
Shearman & Sterling LLP
Commerce Court West
199 Bay Street, Suite 4405
Toronto, Ontario, Canada M5L 1E8
(416) 360-8484

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Reactions
Watsa and Barnard explain Odyssey deal
 08 September 2009
Odyssey Re’s time as a public company has served its purpose and the time is right for the reinsurer to be taken private again, according to Prem Watsa, CEO of Fairfax Financial Holdings, and Andy Barnard, president and CEO of Odyssey Re.
Odyssey Re’s time as a public company has served its purpose and the time is right for the reinsurer to be taken private again, according to Prem Watsa, CEO of Fairfax Financial Holdings, and Andy Barnard, president and CEO of Odyssey Re.
On Friday it was announced that Fairfax is proposing to buy the shares of Odyssey Re that it does not already own for $60 a share in cash. This represents a 19.8% premium over Friday September 4’s closing price of $50.07, and a 23.2% premium over the 30-day average closing price.
Fairfax owns approximately 72.6% of all outstanding shares of common stock of Odyssey Re.
The deal marks a turnaround from when Fairfax floated Odyssey Re shares in 2001. Watsa says his firm is now in a position to wholly own Odyssey once again.
“Our financial position has improved dramatically,” Watsa told the Rendez-Vous Reporter. “We are financially very strong and we like to own our insurance and reinsurance companies 100%. The opportunity presented itself so we decided that we would do it.”
Odyssey was formed from a number of acquisitions Fairfax made in the late 1990s, including Skandia America and TIG Re. Barnard says that once these acquisitions were integrated, taking Odyssey public in 2001 helped with building the global identity of the firm. The firm’s gross premiums have grown from about $1bn in 2001 to about $2.3bn last year.
Barnard says going private now will benefit the firm. He says reinsurance is not best suited to public companies and that being a wholly-owned subsidiary will simplify matters. Odyssey Re’s business is roughly two-thirds reinsurance and one-third insurance.
“We are still predominantly a reinsurance company, and we think that reinsurance is not necessarily the best business for the public markets,” says Barnard. “It is a long-term business. It can be very volatile in the short term, so it suits our philosophy in terms of thinking about the business in the long term for us to return to private status within the Fairfax umbrella.”
Watsa adds that Odyssey has posted impressive results.
“Since June 2001 when we took it public at $18, the compounded rate of return is about 16%,” he says. “Book value has compounded at least at that rate. Compare that to the S&P 500 in that same period, which is minus half a percent. I don’t think there is another reinsurance company who has had a compounded rate of return of 16% plus. The second one is about 12%, and the rest are all much below.”
Barnard says Odyssey has cut back its business because of market conditions.
“At this stage we would not be projecting growth based on our assessment of the state of the market,” he says. “We are very much in a cautionary mode, because we still perceive there to be a significant amount of capacity in the market. We are not looking to grow in that environment.”

Odyssey Re stockholders and other interested parties are urged to read material that will be filed with the SEC by Fairfax and Odyssey Re in connection with the proposed transaction when they become available because they will contain important information. Odyssey Re stockholders will be able to obtain such documents free of charge at the SEC’s web site: www.sec.gov or from Fairfax at 95 Wellington Street West, Suite 800, Toronto, Canada, M5J 2N7.